SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Public-Held Company

MATERIAL FACT

Gafisa S.A. (“Gafisa” or “Company”), in accordance with Rule No. 358, of January 3rd, 2002, as amended, from Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”) hereby announces to its shareholders and to the market in general that the Officers of Gafisa, in a Meeting held on December 18, 2012, approved its Third (3rd) issuance of commercial papers (notas promissórias comerciais), in single series, for public distribution with restricted placement efforts, with firm commitment, under the terms set forth in Rule No. 476, of January, 16, 2009, as amended (“CVM Rule 476”), in the total amount of eighty million Reais (R$80,000,000.00) (“Commercial Paper” and “Offering”, respectively).

The structuring and distribution process is being conducted by Banco Citibank S.A. (“Citibank” or “Lead Coordinator”). The Offering will exclusively target qualified investors. The Offering will be presented to a maximum of fifty (50) qualified investors and the Commercial Papers may only be subscribed by a maximum of twenty (20) qualified investors, as set forth in article 3 of CVM Rule 476.

The issuance above mentioned occurs subsequently to the full payment of the second (2nd) issuance of the Gafisa’s commercial papers (notas promissórias comerciais) for public distribution with restricted placement efforts. The Company shall use the amounts raised with the public offering of the Commercial Papers for working capital purposes.

São Paulo, December 19th, 2012

André Bergstein

Investors Relations Officer

AMECURRENT 704197807.4 19-dez-12 16:56

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer